UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of two Share Acquisition Agreements

On April 30, 2024, Jayud Global Logistics Limited (the “Company”) and JOYED LOGISTICS SERVICES INC., a Georgia corporation and a wholly owned subsidiary of the Company entered into a Share Acquisition Agreement (the “HYTX Acquisition Agreement”) with HYTX WAREHOUSE INC., a Nevada corporation (the “WAREHOUSE INC.”), HYTX INC., a California corporation (the “Seller”), the sole shareholder of WAREHOUSE INC., and Haiyong Geng, the sole shareholder of the Seller. In accordance with the HYTX Acquisition Agreement, the Buyer agreed to acquire 51% of the total issued and outstanding shares of WAREHOUSE INC. on a fully-diluted and as-converted bases (the “Target Shares”), from the Seller, at the total purchase price to be determined based on WAREHOUSE INC.’s average annual net profit from the acquisition closing date to December 31, 2026, with part of the payment to be made in cash and the remainder in ordinary shares of the Company. The acquisition of the Target Shares was disclosed in the Company’s Form 6-K filed with the SEC on April 30, 2024, in the Form F-3 filed on June 6, 2024, and further detailed in the Form 424B5 filed with the SEC on December 3, 2024. After signing the HYTX Acquisition Agreement, Seller transferred and assigned the Target Shares to the Buyer, without any purchase price paid by the Buyer or the Company due to the purchase price being contingent upon WAREHOUSE INC.’s average annual net profit.

On March 18, 2025, all parties to the HYTX Acquisition Agreement entered into a Termination Agreement, pursuant to which, without any dispute, parties mutually agreed to terminate the HYTX Acquisition Agreement in full and all the rights and obligations of the parties under the HYTX Acquisition Agreement shall be terminated and released as of March 18, 2025. Each party agreed to waive any and all claims it may have against any other party of every kind and nature whatsoever arising from the HYTX Acquisition Agreement. After signing the Termination Agreement, the Buyer transferred and assigned the Target Shares back to the Seller.

On October 26, 2024, the Company and JOYED LOGISTICS SERVICES INC.(the “Buyer”) entered into a Share Acquisition Agreement (the “NO. 11 Acquisition Agreement”) with HYTX WAREHOUSE NO.11 LLC, a New Jersey limited liability company (the “NO. 11 Warehouse”), and HYTX Logistics LLC, a California limited liability company (the “Seller LLC”). In accordance with the NO. 11 Acquisition Agreement, the Buyer acquired 20% equity interest of NO. 11 Warehouse from the Seller LLC, and the Company issued 1,704,851 Class A Ordinary Shares to the Seller LLC as consideration. The acquisition was disclosed in the Company’s Form 6-K/A, Amendment No.1 to Form 6-K, filed with the SEC on October 28, 2024, and further detailed in the Form 424B5 filed with the SEC on December 3, 2024.

On December 24, 2024, all parties to the NO. 11 Acquisition Agreement entered into a Termination Agreement due to disagreement of the operation strategy of No.11 Warehouse. Pursuant to the Termination Agreement, parties mutually agreed to terminate the NO. 11 Acquisition Agreement in full and all the rights and obligations of the parties under the NO. 11 Acquisition Agreement shall be terminated and released as of December 24, 2024. Each party agreed to waive any and all claims it may have against any other party of every kind and nature whatsoever arising from the NO. 11 Acquisition Agreement. After signing the Acquisition Agreement, the Buyer transferred and assigned the acquired 20% equity interest of NO. 11 Warehouse back to the Seller LLC. The 1,704,851 Class A Ordinary Shares issued to the Seller LLC were cancelled by the Company on March 6, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
Name:	Alan Tan Khim Guan
Title:	Co-Chief Executive Officer

2